UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No.1)

                           Air T, Inc.
                        (Name of Issuer)

             Common Stock, $.25 par value per share
                 (Title of Class of Securities)


                            009224304
                         (CUSIP Number)


                          Walter Clark
                        3524 Airport Road
                  Maiden, North Carolina 28650
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         August 02, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  X















                          SCHEDULE 13D

CUSIP NO. 009224304                                              Page 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Estate of David Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      0

               8    SHARED VOTING POWER
                      1,071,072

               9    SOLE DISPOSITIVE POWER
                      0

              10    SHARED DISPOSITIVE POWER
                      1,071,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,071,072

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       39.9%

14   TYPE OF REPORTING PERSON*
       OO



                          SCHEDULE 13D

CUSIP NO. 009224304               Page 3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Walter Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00,PF

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      60,922

               8    SHARED VOTING POWER
                      1,071,072

               9    SOLE DISPOSITIVE POWER
                      60,922

              10    SHARED DISPOSITIVE POWER
                      1,071,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,131,944

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.4%

14   TYPE OF REPORTING PERSON*
       IN




                          SCHEDULE 13D

CUSIP NO. 009224304               Page 4

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Caroline Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      3,222

               8    SHARED VOTING POWER
                      1,071,072

               9    SOLE DISPOSITIVE POWER
                      3,222

              10    SHARED DISPOSITIVE POWER
                      1,071,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,074,294

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40.0%

14   TYPE OF REPORTING PERSON*
       IN






Preliminary Note

     This Amendment No. 1 on Schedule 13D/A (this "Amendment") amends the statement of beneficial ownership on Schedule 13D (the "Initial Statement") dated July 22, 2004 filed by the Estate of David Clark and by Walter Clark and Caroline Clark, the executors of the Estate of David Clark (the "Reporting Persons") with respect to the common stock, $.25 par value per share ("Common Stock"), of Air T, Inc. This Amendment reports recent transactions in the Common Stock by the Reporting Persons and amends and restates each item included in the Initial Statement to the extent information in that item has changed.

Item 5 Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed to beneficially own the 1,071,072 shares of Common Stock held by the Estate. On the basis of 2,686,825 shares of Common Stock outstanding on May 20, 2004 (as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2004), the 1,071,072 shares of Common Stock held by the Estate constitute 39.9% of the outstanding shares of Common Stock. Caroline Clark may be deemed to own 1,074,294 shares of Common Stock, or 40.0% of the outstanding shares of Common Stock. Walter Clark may be deemed to own 1,131,994 shares of Common Stock, or 41.4% of the outstanding shares of Common Stock (including shares of Common Stock Walter Clark may acquire upon exercise of outstanding stock options).

(b)  The following table sets forth, with respect to each of the
Filing Persons the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.
                             Sole       Shared      Sole        Shared
 Reporting Person            Voting     Voting      Power to    Power to
                             Power      Power       Dispose     Dispose

The Estate of David Clark     0        1,071,072     0          1,071,072

Walter Clark                60,922     1,071,072    60,922      1,071,072

Caroline Clark               3,222     1,071,072     3,222      1,071,072

     (c) On July 1, 2004, the Estate distributed 108,000 shares of Common Stock to the beneficiaries thereof, and each of Walter Clark and Caroline Clark received 27,000 shares of Common Stock
in  such  distribution.   On July 7, 2004,  Caroline  Clark  sold
26,000 shares of Common Stock in a number of market transactions, as follows.

Number of Shares Sold  Price Per Share
65                     $17.10
465                     17.10
35                      17.10
200                     17.06
200                     17.06
100                     17.06
100                     17.05
300                     17.04
200                     17.04
200                     17.04
500                     17.04
300                     17.04
500                     17.02
100                     17.01
29                      17.00
500                     17.00
2,400                   17.00
770                     17.00
200                     17.00
1,000                   17.00
900                     16.99
100                     16.99
100                     16.99
800                     16.99
100                     16.99
100                     16.99
100                     16.98
100                     16.97
30                      16.95
100                     16.92
100                     16.92
100                     16.92
100                     16.92
100                     16.92
100                     16.92
100                     16.91
100                     16.91
200                     16.88
200                     16.88
100                     16.86
400                     16.86
500                     16.86
500                     16.86
500                     16.86
50                      16.85
100                     16.85
300                     16.85
300                     18.83
200                     16.83
100                     16.82
100                     16.81
100                     16.80
400                     16.80
100                     16.80
100                     16.80
100                     16.80
100                     16.80
200                     16.77
100                     16.77
100                     16.72
450                     16.72
100                     16.72
300                     16.71
100                     16.71
100                     16.71
100                     16.71
100                     16.71
100                     16.70
400                     16.70
100                     16.70
100                     16.70
500                     16.70
300                     16.70
100                     16.70
100                     16.70
300                     16.69
3,556                   16.67
100                     16.67
600                     16.67
300                     16.67
100                     16.66
200                     16.66
500                     16.66
100                     16.66
100                     16.66
100                     16.66
100                     16.66
100                     16.66
100                     16.65
265                     16.63
85                      16.62
100                     16.62
200                     16.62
Total 26,000

     On August 2, 2004, Walter Clark sold 27,000 shares of Common
Stock in market transactions as follows:

Number of Shares Sold   Price Per Share

14,600                  $13.25
 3,500                   12.33
 5,000                   13.90
 1,200                   12.65
 1,000                   12.62
 1,600                   12.70
   100                   13.01
Total: 27,000

On August 2, 2004, the Estate of David Clark sold 100,000 shares of Common Stock in market transactions as follows:

Number of Shares Sold  Price Per Share

3,555                  $12.04
3,000                   12.07
200                     12.08
800                     12.09
1,000                   12.11
300                     12.12
20                      12.15
80                      12.16
2,200                   12.20
800                     12.25
200                     12.26
300                     12.28
700                     12.30
600                     12.31
100                     12.32
2,000                   12.35
300                     12.36
600                     12.37
600                     12.38
1,000                   12.40
300                     12.41
1,600                   12.43
100                     12.55
200                     12.56
400                     12.60
500                     12.71
6,145                   12.75
5,396                   12.80
100                     12.81
100                     12.82
450                     12.83
900                     12.86
2,800                   12.88
300                     12.89
9,340                   12.95
100                     12.97
400                     12.99
5,000                   13.00
1,100                   13.01
2,014                   13.02
2,000                   13.35
8,835                   13.40
100                     13.49
5,500                   13.50
100                     13.75
9,062                   14.00
688                     14.03
1,450                   14.05
700                     14.06
400                     14.07
100                     14.08
7,000                   14.10
5,636                   14.15
     2,829              14.30
100,000

     (d) The information set forth in Items 4 and 6 is incorporated by reference herein.

(e)  Not applicable.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Estate has pledged 433,500 shares of Common Stock to the Internal Revenue Service to secure estate tax obligations of the Estate. In addition, the Estate has pledged 690,720 shares of Common Stock to Peoples Bank to secure a loan obtained by the Estate from that lender. A portion of the shares pledged to Peoples Bank was released from the pledge in connection with the sale of shares by the Estate on August 2, 2004. The Estate intends to apply a portion of the net proceeds of its sale of shares of Common Stock on August 2, 2004 to discharge the obligations to the Internal Revenue Service and Peoples Bank that are secured by the pledge of shares described above. Upon payment of these obligations, all of these shares will be released from these pledges.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  August 4, 2004            /s/ Walter Clark
                              Walter  Clark, individually and  as
                              Executor  of  the Estate  of  David
                              Clark


Date:  August 4, 2004            /s/ Caroline Clark
                              Caroline Clark, individually and as
                              Executor  of  the Estate  of  David
                              Clark